UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   WICKES INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  967 446 10 5

                                 (CUSIP Number)


       Bradco Supply Corporation                 Barry Segal
       13 Production Way                         c/o Bradco Supply Corporation
       P.O. Box 67                               13 Production Way
       Avenel, New Jersey 07001                  P.O. Box 67
       Phone: (732) 382-3400                     Avenel, New Jersey 07001
                                                 Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                January 17, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. .

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO.  967 446 10 5           Schedule 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Bradco Supply Corporation - EID #22-1805243
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
________________________________________________________________________________
               7    SOLE VOTING POWER

                    45,000
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           45,000
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.54%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  967 446 10 5           Schedule 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Segal - SS# ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

                    964,350
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           964,350
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,011,850
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.20%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file this Amendment No. 3 to the Statement on
Schedule 13D which was filed on October 2, 2002 (the "Initial Schedule 13D"), and amended by Amendment No. 1 filed on November 1, 2002 (the "First Amendment") and by Amendment 2 filed on November 27, 2002 ("Second Amendment") with respect to their beneficial ownership of Common Stock, $.01 par value per share (the "Common Stock") of Wickes Inc.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Wickes Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company are located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is amended as follows:

      Since the filing of the Second Amendment, Mr. Segal has directly purchased and sold approximately 252,200 net shares of Common Stock on the open market for the aggregate net purchase price of approximately $99,923. An itemized breakdown of the daily transactions from November 28, 2002 through January 22, 2003 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Segal for such Common Stock was with borrowed funds obtained from his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Mr. Segal's behalf. Mr. Segal is also custodian for 2,500 shares of Common Stock purchased in May, 2002 at an aggregate price of $3,690 which are held in custody for Mr. Segal's son, Martin Segal. Since the filing of the Second Amendment, Bradco Supply Corp. purchased approximately 31,000 shares of common stock on the open market for the aggregate purchase of approximately $13,940. An itemized breakdown of the daily transactions from November 28, 2002 through January 21, 2003 is more fully set forth in Item 5 below.

Item 4. Purpose of Transaction

      Item 4 is amended as follows:

      Bradco and the Company are participants in the same industry. As a significant shareholder in the Company, discussions have taken place between the Reporting Persons and the Company and it is possible that further discussion might occur which could lead to one or more transactions between Bradco and the Company. Through the date hereof such discussions have led the Reporting Persons and the Company to contemplate various possible transactions, these include: the purchase by the Reporting Persons or two of the Company's Michigan facilities and surrounding real property leasing one of the facilities back to the Company subject to options to purchase in favor of the Company; in addition the Reporting Persons may sell some or all of their Company shares back to the Company. These discussions are continuing, remain subject to, among other things, obtaining the consent of the Company's senior lender and have not been reduced to definitive agreements at this time. Based on such discussions, Mr. Segal does not intend to ask the Company management to elect Mr. Segal to the Company's Board of Directors.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons may purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Common Stock.

      Upon consummation of the transactions contemplated, the shares of Common Stock would be expected to continue to be authorized to be traded on NASDAQ, and the shares of Common Stock would continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Mr. Segal is the direct beneficial owner of 964,350 shares of Common Stock, representing approximately 11.63% of the outstanding Common Stock (based on the 8,288,921 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Quarterly Report). In addition, by virtue of his position as custodian for his son, Martin Segal, he may be deemed to be the indirect beneficial owner of another 2,500 shares of Common Stock. Further, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Mr. Segal may be deemed to be the indirect beneficial owner of the 45,000 shares of Common Stock owned by Bradco, representing approximately 0.54% of the outstanding Common Stock of the Company. Therefore, Segal may be deemed the beneficial owner of 1,011,850 shares of Common Stock representing approximately 12,20% of the outstanding Common Stock of the Company. Further, the Reporting Persons have acquired $2,250,000 face amount of the Company's Senior Subordinated Noted due December 15th, 2003. These notes are not convertible of right to Company Common Stock.

      (b) Mr. Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by him and of the stock held for his son, Martin Segal. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by it.

      (c) Within the last 60 days, the following purchases and sales of Common Stock of the Company have been effected on the open market by Mr. Segal.

I.    Bradco:

Trade Type           Quantity           Date            Price           Total
----------           --------           ----            -----           -----
Purchased              5,000          12/2/02           $0.60          $3,020
Purchased              6,000          12/2/02           $0.55          $3,320
Purchased             20,000          1/21/03           $0.38          $7,600

II.   Segal: Regular Account

Trade Type            Quantity         Date             Price           Total
----------            --------         ----             -----           -----
Purchased              5,000         11/29/02           $0.58          $2,925
Purchased              3,000         11/29/02           $0.61          $1,850
Purchased              2,000          12/2/02           $0.64          $1,300
Purchased              5,000          12/2/02           $0.60          $3,025
Purchased              5,000          12/2/02           $0.55          $2,750
Purchased              5,000          12/4/02           $0.57          $2,870
Purchased              5,000          12/5/02           $0.55          $2,770
Purchased              6,000          12/6/02           $0.54          $3,260
Purchased                800         12/12/02           $0.66            $548
Purchased             10,000         12/20/02           $0.68          $6,800
Purchased              5,000         12/30/02           $0.52          $2,600
Purchased              5,000           1/9/03           $0.58          $2,920
Purchased              8,000          1/16/03           $0.41          $3,280
Purchased            100,000          1/17/03           $0.42         $42,000
Purchased             30,000          1/17/03           $0.38         $11,400
Purchased             50,000          1/22/03           $0.36         $18,000
Sold                  (5,000)         12/9/02           $0.61         ($3,050)
Sold                  (5,000)        12/10/02           $0.70         ($3,500)
Sold                  (1,200)        12/10/02           $0.74           ($888)
Sold                    (200)        12/17/02           $0.80           ($160)
Sold                  (2,800)        12/18/02           $0.80         ($2,240)

III.  Segal: Individual Retirement Account

Trade Type            Quantity         Date             Price           Total
----------            --------         ----             -----           -----
Purchased              1,900          12/3/02           $0.57          $1,108
Purchased              7,000          1/10/03           $0.52          $3,660
Purchased              7,000          1/13/03           $0.52          $3,640
Purchased              5,000          1/15/03           $0.48          $2,400
Sold                  (2,000)        12/11/02           $0.72         ($1,440)
Sold                  (1,000)        12/11/02           $0.66           ($660)
Sold                  (1,500)        12/17/02           $0.78         ($1,170)

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Except as described in Item 4 and 5, none of the Reporting Persons (or other persons listed in Item 2 of the Initial Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 2003


                                            BRADCO SUPPLY CORPORATION

                                            By: /s/ Barry Segal
                                                ---------------

                                            Name: Barry Segal
                                            Title:   Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 17, 2003

                                            /s/ Barry Segal
                                            ---------------

                                            Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Wickes Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of January 17, 2003.

                                        BRADCO SUPPLY CORPORATION


                                        By: /s/ Barry Segal
                                            ---------------
                                        Name: Barry Segal
                                        Title: Chief Executive Officer


                                        /s/ Barry Segal
                                        ---------------
                                        Name: Barry Segal